UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)


Red Lion Hotels Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

756764106
(CUSIP Number)

Alexander B. Washburn
c/o Columbia Pacific Advisors, LLC
1910 Fairview Avenue East, Suite 500
Seattle, Washington 98102
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


July 8, 2010
(Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]



1.	Names of Reporting Persons
Columbia Pacific Opportunity Fund, L.P. (1)

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.      Source of Funds (See Instructions)  WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7	Sole Voting Power
3,843,914 shares of Common Stock (2)

8.	Shared Voting Power
0 shares of Common Stock

9.	Sole Dispositive Power
3,843,914 shares of Common Stock (2)

10.	Shared Dispositive Power
0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,843,914  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
20.9% (3)

14.	Type of Reporting Person
               PN

(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,843,914 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 18,403,492 shares of common stock outstanding as of May 3,
2010, as reported on the Company's Form 10-Q for the period ended March 31, 2010, filed on May 6, 2010.



1.	Names of Reporting Persons
Columbia Pacific Advisors, LLC (1)

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.      Source of Funds (See Instructions)  AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7	Sole Voting Power
3,843,914 shares of Common Stock (2)

8.	Shared Voting Power
0 shares of Common Stock

9.	Sole Dispositive Power
3,843,914 shares of Common Stock (2)

10.	Shared Dispositive Power
0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,843,914  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
20.9% (3)

14.	Type of Reporting Person
               IA
(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,843,914 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 18,403,492 shares of common stock outstanding as of May 3,
2010, as reported on the Company's Form 10-Q for the period ended March 31, 2010, filed on May 6, 2010.



1.	Names of Reporting Persons
Alexander B. Washburn (1)

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.      Source of Funds (See Instructions)  AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7	Sole Voting Power
3,843,914 shares of Common Stock (2)

8.	Shared Voting Power
0 shares of Common Stock

9.	Sole Dispositive Power
3,843,914 shares of Common Stock (2)

10.	Shared Dispositive Power
0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,843,914 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
20.9% (3)

14.	Type of Reporting Person
               IN

(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,843,914 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 18,403,492 shares of common stock outstanding as of May 3,
2010, as reported on the Company's Form 10-Q for the period ended March 31, 2010, filed on May 6, 2010.



1.	Names of Reporting Persons
Daniel R. Baty (1)

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.      Source of Funds (See Instructions)  AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7	Sole Voting Power
3,843,914 shares of Common Stock (2)

8.	Shared Voting Power
0 shares of Common Stock

9.	Sole Dispositive Power
3,843,914 shares of Common Stock (2)

10.	Shared Dispositive Power
0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,843,914 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
20.9% (3)

14.	Type of Reporting Person
               IN

(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,843,914 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 18,403,492 shares of common stock outstanding as of May 3,
2010, as reported on the Company's Form 10-Q for the period ended March 31, 2010, filed on May 6, 2010.



1.	Names of Reporting Persons
Stanley L. Baty (1)

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.      Source of Funds (See Instructions)  AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7	Sole Voting Power
3,843,914 shares of Common Stock (2)

8.	Shared Voting Power
0 shares of Common Stock

9.	Sole Dispositive Power
3,843,914 shares of Common Stock (2)

10.	Shared Dispositive Power
0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,843,914 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
20.9% (3)

14.	Type of Reporting Person
               IN

(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,843,914 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 18,403,492 shares of common stock outstanding as of May 3,
2010, as reported on the Company's Form 10-Q for the period ended March 31, 2010, filed on May 6, 2010.



1.	Names of Reporting Persons
Brandon D. Baty (1)

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.      Source of Funds (See Instructions)  AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7	Sole Voting Power
3,843,914 shares of Common Stock (2)

8.	Shared Voting Power
0 shares of Common Stock

9.	Sole Dispositive Power
3,843,914 shares of Common Stock (2)

10.	Shared Dispositive Power
0 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,843,914 shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
20.9% (3)

14.	Type of Reporting Person
               IN

(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,843,914 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 18,403,492 shares of common stock outstanding as of May 3,
2010, as reported on the Company's Form 10-Q for the period ended March 31, 2010, filed on May 6, 2010.



				EXPLANATORY NOTE

       This Amendment No. 4 amends the Schedule 13D filed jointly by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the "Fund"), Columbia Pacific Advisors LLC, a Washington limited liability company (the "Adviser"), Alexander B. Washburn, a U.S. citizen, Daniel R. Baty, a U.S. citizen, Stanley L. Baty, a U.S. citizen, and Brandon D. Baty, a U.S. citizen (each a "Reporting Person" and collectively the "Reporting Persons") with the Securities and Exchange Commission on June 27, 2008, as amended on February 11, 2009, September 1, 2009 and June 14, 2010 with respect to the common stock, par value $0.01 per share (the "Common Stock") of Red Lion Hotels Corporation (the "Company").

       Mr. Washburn, Mr. D. Baty, Mr. S. Baty and Mr. B. Baty serve as the managing members of the Adviser, which is primarily responsible for all investment decisions regarding the Fund's investment portfolio. The shares of Common Stock reported herein are held in the portfolio of the Fund.

       Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and the Reporting Persons expressly disclaim membership in a group. Except as specifically set forth herein, the Schedule 13D remains unmodified.


Item 5.  Interest in Securities of the Issuer

       The responses set forth in Items 5(a) and 5(c) of the Schedule 13D are hereby replaced in their entirety by the following:

       (a) As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 3,843,914 shares of Common Stock, which constitutes 20.9% of the total number shares of Common Stock outstanding as of May 3, 2010, as reported in the Company's Form 10-Q for the period ended March 31, 2010

       (c) The trading dates, number of shares purchased and sold and price per share for all transactions in the shares of Common Stock during the past 60 days by the Reporting Persons on behalf of the Fund were all effected in unsolicited broker transactions on the New York Stock Exchange as set forth in Exhibit A.


Item 7. Material to Be Filed as Exhibits

Exhibit A: Schedule of Transactions in the shares of Common Stock by the Fund during the past 60 days.






	SIGNATURES
       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  July 20, 2010	COLUMBIA PACIFIC OPPORTUNITY FUND, L.P. (1)

			/s/ Alexander B. Washburn
		By:  	Alexander B. Washburn
		Title: 	Managing Member of Columbia Pacific
 			Advisors, LLC, its general partner


Dated:  July 20, 2010	COLUMBIA PACIFIC ADVISORS, LLC (1)

			/s/ Alexander B. Washburn
		By:  	Alexander B. Washburn
		Title: 	Managing Member


Dated:  July 20, 2010	/s/ Alexander B. Washburn
			Alexander B. Washburn (1)


Dated:  July 20, 2010	/s/ Daniel R. Baty
			Daniel R. Baty (1)


Dated:  July 20, 2010	/s/ Stanley L. Baty
			Stanley L. Baty (1)


Dated:  July 20, 2010	/s/ Brandon D. Baty
			Brandon D. Baty (1)

________________
(1) This Amendment is being filed jointly by the Fund, the Adviser, Alexander
B. Washburn, Daniel R. Baty, Stanley L. Baty, and Brandon D. Baty pursuant to the Joint Filing Agreement dated August 6, 2009 and included with the signature page to the Fund's Schedule 13D with respect to the Company filed on September 1, 2009 and incorporated by reference herein.

SE-15231 v1



Exhibit A
TRANSACTIONS IN THE SHARES BY THE FUND DURING THE PAST 60 DAYS
Date of		Number of Shares	Approximate Price
Transaction	Purchased/(Sold)	per Share
05/21/2010	12,000		$6.50
05/24/2010	 4,400		$6.64
05/25/2010	 5,000		$6.51
05/26/2010	40,300		$6.38
05/26/2010	10,000		$6.42
05/27/2010	 4,900		$6.64
05/28/2010	 8,484		$6.64
06/01/2010	 7,000		$6.46
06/02/2010	 5,000		$6.46
06/04/2010	23,707		$6.24
06/07/2010	19,300		$6.03
06/08/2010	12,642		$5.88
06/08/2010	 2,100		$5.83
06/09/2010	 1,000		$6.05
06/10/2010	 3,000		$6.18
06/14/2010	10,100		$6.66
06/15/2010	 1,100		$6.65
06/16/2010	 2,500		$6.80
06/17/2010	 1,600		$6.82
06/18/2010	 8,269		$6.75
06/21/2010	 8,600		$6.67
06/22/2010	 8,500		$6.45
06/23/2010	31,800		$6.30
06/24/2010	 3,800		$6.16
06/25/2010	 2,500		$6.21
06/28/2010	   401		$6.39
06/29/2010	13,300		$6.15
06/30/2010	12,700		$6.05
07/01/2010	12,600		$5.95
07/02/2010	 5,422		$5.95
07/06/2010	36,550		$5.95
07/07/2010	18,000		$6.04
07/08/2010	 7,100		$6.16
07/09/2010	 1,100		$6.35
07/12/2010	21,600		$6.42
07/13/2010	11,272		$6.57
07/15/2010	 3,899		$6.61
07/16/2010	 9,108		$6.52
07/19/2010	11,003		$6.48
07/20/2010	   716		$6.61


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